UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68789

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/21 AND ENDING 04/30/22
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EULAV Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Times Square, Suite 1606
_____
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell Appel	212-907-1827	mappel@vlfunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BBD, LLP
_____
(Name – if individual, state last, first, and middle name)

1835 Market Street, 3rd Fl	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/16/2003	552
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Appel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EULAV Securities LLC _____, as of 4/30 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Title:
President

_____
Notary Public

Christopher Shepherd
NOTARY PUBLIC
Mecklenburg County
North Carolina
Commission Expires 11-30-2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of EULAV Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of EULAV Securities, LLC (the *"Company"*) as of April 30, 2022 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of April 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as EULAV Securities, LLC's auditor since 2021.

Philadelphia, Pennsylvania
June 22, 2022

EULAV SECURITIES LLC

Statement of Financial Condition
April 30, 2022

ASSETS	
Cash	**$ 2,293,500**
12b-1 fees and sub-transfer agency fees receivable from affiliates	**535,416**
Prepaid expenses and other assets	**69,177**
	$ 2,898,093
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued liabilities	**$ 713,577**
Total member's equity	**2,184,516**
	$ 2,898,093

See notes to statement of financial condition

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2022

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES

EULAV Securities LLC (the "Company"), a wholly-owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds").

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of its shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from Value Line Funds managed by the Parent. The Company and certain of the Value Line Funds have agreed to waive a portion of the funds' respective Rule 12b-1 fees and the fees received by the Company from the Value Line Funds are net of any contractual fee waivers.

Certain of the Value Line Funds compensate financial intermediaries that provide sub-transfer agency and related services to investors that hold their fund shares in omnibus accounts maintained by the financial intermediaries with the Value Line Funds.

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[2] **Cash:**

The Company maintains all of its cash at a single major financial institution, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited. While this represents a concentration of credit risk, management does not consider the Company to be at risk with respect to its cash.

[3] **Revenues:**

The revenue recognition guidance of ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company believes its performance obligation is the distribution of the Value Line Funds. Future estimates of payments are not recognized as there is significant uncertainty as to their amounts, which are dependent upon factors outside the Company's control, such as fund shareholder activity and market appreciation/depreciation. Service and distribution fees as well as Sub-transfer agency fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in the same period.

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Revenues: (continued)

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plans. Service and distribution fees are earned on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund's prospectus and received in arrears the following month. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses), that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares.

Sub-transfer agency fees are received solely from the Value Line Funds in accordance with a sub-transfer agency plan approved by the Board of the Value Line Funds. The sub-transfer agency fee, which may be paid directly to the financial intermediary or indirectly via the Company, is equal to the lower of (i) the aggregate amount of additional transfer agency fees and expenses that the Value Line Funds would otherwise pay to the Value Line Funds' transfer agent, if each subaccount in the omnibus account maintained by the financial intermediary with the fund were a direct account with the fund and (ii) the amount by which the fees charged by the financial intermediary for including the fund on its platform and providing shareholder, sub-transfer agency and related services exceeds the amount paid under the fund's plan with respect to fund assets attributable to shares held by the financial intermediary in the omnibus account. If the sub-transfer agency fee is paid to financial intermediaries indirectly via the Company, the Company does not retain any amount thereof and such fee otherwise reduces the amount that the Company is contractually obligated to pay to the financial intermediary.

[4]   Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2022

NOTE C - RELATED PARTY TRANSACTIONS

The Parent allocated expenses to the Company for salaries and benefits, office facilities and other administrative expenses in accordance with an expense sharing agreement. The Company and the Parent incur trade receivables and payables throughout the year. Interest is not charged on intercompany balances. As of April 30, 2022, the Company did not owe any money to its Parent for expenses pursuant to the expense sharing agreement. The 12b-1 fees and sub-transfer agency fees, as described in Note B(3), are received solely from related parties.

The Company has a history of net losses and does not expect to be profitable in the near future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with fair value accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumption about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's assets by level within the fair value hierarchy at April 30, 2022:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash	$ 2,293,500	$ 2,293,500	$ -	$ -	$ 2,293,500
Receivables	535,416	-	535,416	-	535,416
Total Assets	$ 2,828,916	$ 2,293,500	$ 535,416	$ -	$ 2,828,916

	Carrying Value	Level 1	Level 2	Level 3	Total
Liabilities:					
Accounts payable and accrued liabilities	$ 713,577	$ -	$ 713,577	$ -	$ 713,577
Total Liabilities	$ 713,577	$ -	$ 713,577	$ -	$ 713,577

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2022

NOTE E - EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

The employees of the Company are eligible to be members of the Parent's 401(k) Plan and Profit Sharing Plan. In general, the Parent matches 100% of the first 4% and 50% of the next 2% of each eligible employee's salary for the 401(k) Plan and may at its discretion contribute to the Profit Sharing Plan.

NOTE F - NET CAPITAL

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 or one-fifteenth of aggregate indebtedness, if greater. At April 30, 2022, the Company's net capital, as defined, of approximately $1,580,000 exceeded required net capital of $48,000 by approximately $1,532,000 and the ratio of aggregate indebtedness to net capital was 0.45 to 1.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 22, 2022, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to April 30, 2022 that warrant additional disclosure.

NOTE H – CONTINGENCIES

Markets may be impacted by negative external and /or direct and indirect economic factors such as pandemics, natural disasters, global trade policies and political unrest or uncertainties. The adverse impact of any one or more of these events on the Company could be significant and cause losses. The Company cannot predict the likelihood of occurrence or the effects of such direct and indirect factors in the future and the Company's financial performance may be adversely affected.